

Mailstop 3233

August 1, 2018

<u>Via E-mail</u>
David Smetana
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3
210 Hudson Street
Suite 400
Jersey City, New Jersey, 07311

> **Re: Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 21, 2018**
> **File No. 001-13274 and 333-57103-01**
> **Form 8-K filed May 2, 2018**
> **File No. 001-13274**

Dear Mr. Smetana:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K filed May 2, 2018</u>

<u>General</u>

1. We note your references to Net Operating Income ("NOI"), GAAP NOI and Cash NOI in narrative and tabular disclosures throughout your exhibits. Please revise future earnings

releases and supplemental packages to ensure you use consistent labeling in all of your disclosure documents, including your annual and quarterly reports.

Exhibit 99.1

2. We note your use of NOI in several tables throughout this exhibit. Please clarify for us and in your future supplemental packages if these NOI measures are a subset of either GAAP NOI or NOI on page 18, NOI from your segment footnote in your Form 10-Q, or a different NOI measure. In addition, for each table where you present NOI, narratively explain to us the differences between NOI in the table and NOI as presented in your segment footnote. For example, please tell us how the table on page 38 is consistent with NOI in your segment footnote.

3. We note your tabular disclosure of Pro Rata NOI Contributions on page 24. Please clarify for us and in your future supplemental packages what is meant by 100% NOI and NOI at CLI Share. In this regard, please clarify if the line items within the table relate to consolidated properties with non-controlling interests or unconsolidated properties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities